UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-35165

BRAINSWAY LTD.

(Translation of registrant’s name into English)

16 Hartum Street, RAD Tower, 14th Floor
Har HaHotzvim
Jerusalem, 9777516, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 22, 2019 (Registration No. 333-230979) and the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 22, 2024 (Registration No. 333-280934) and on April 22, 2025 (Registration No. 333-286672).

EXHIBIT INDEX

Exhibit	Title

99.1	Condensed consolidated unaudited interim financial statements for the six-month period ended June 30, 2025
99.2	Operating and financial review and prospects
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAINSWAY LTD.
(Registrant)

Date: September 30, 2025	/s/ Hadar Levy
Hadar Levy Chief Executive Officer

Exhibit 99.1

BRAINSWAY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED UNAUDITED INTERIM

FINANCIAL STATEMENTS

JUNE 30, 2025

U.S. DOLLARS IN THOUSANDS

INDEX TO CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

BRAINSWAY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	Note	June 30, 2025	December 31, 2024
		Unaudited	Audited
ASSETS:
Cash and cash equivalents		$67,912	$69,345
Restricted cash		251	271
Short-term deposits		10,087	—
Trade receivables, net		3,871	4,596
Inventory		4,190	4,426
Other current financial assets	4	949	—
Other current assets		1,771	1,032
Total current assets		89,031	79,670
NON-CURRENT ASSETS:
Other non-current financial assets	4	5,459	—
System components	3	2,641	1,707
Leased systems, net	3	4,403	3,959
Other property and equipment, net		812	752
Right-of-use assets		5,318	5,530
Other long-term assets		3,900	2,698
Total non-current assets		22,533	14,646
Total assets		$111,564	$94,316
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables		$1,209	$2,868
Deferred revenues		15,646	4,434
Liability in respect of government grants		1,401	1,293
Current maturities of lease liabilities		911	824
Other accounts payable		6,341	5,927
Total current liabilities		25,508	15,346
NON-CURRENT LIABILITIES:
Deferred revenues		7,104	3,625
Liability in respect of government grants		5,601	5,803
Lease liabilities		5,219	4,800
Warrants liability	4c	—	2,429
Total non-current liabilities		17,924	16,657
EQUITY:
Share capital
Ordinary shares of NIS 0.04 par value:
Authorized- 120,000,000 ordinary shares; Issued and outstanding- 37,789,726 ordinary shares on June 30, 2025 and 37,626,427 ordinary shares on December 31, 2024		415	413
Share premium		158,398	157,597
Reserve for share-based payment		4,628	4,872
Warrants	4c	2,126	—
Currency translation adjustments		(2,188)	(2,188)
Accumulated deficit		(95,247)	(98,381)
Total equity		68,132	62,313
Total equity and liabilities		$111,564	$94,316

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

2

BRAINSWAY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

		For the six months ended June 30,
	Note	2025	2024

Revenues	8a	$24,168	$19,100
Cost of revenues	8b	6,059	4,751
Gross profit		18,109	14,349
Research and development expenses		4,676	3,337
Selling and marketing expenses		9,102	7,623
General and administrative expenses		3,177	2,710
Total operating expenses		16,955	13,670
Operating profit		1,154	679
Finance income		3,414	1,115
Finance expense		1,207	808
Profit before income taxes		3,361	986
Income taxes		227	275
Net profit and total comprehensive income		$3,134	$711
Basic net earnings per share		0.08	0.02
Diluted net earnings per share		$0.07	$0.02

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

3

BRAINSWAY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Share capital	Share premium	Reserve for share-based payment	Warrants	Currency translation adjustments	Accumulated deficit	Total equity
For the six-month period ended June 30, 2025:
Balance as of December 31, 2024	$413	157,597	4,872	—	(2,188)	(98,381)	62,313
Net profit and total comprehensive income for the period	—	—	—	—	—	3,134	3,134
Exercise of share options	2	799	(801)	—	—	—	—
Expiration of share options	—	2	(2)	—	—	—	—
Cost of share-based payment	—	—	559	—	—	—	559
Reclassification of Warrants from liability	—	—	—	2,126	—	—	2,126
Balance as of June 30, 2025	$415	158,398	4,628	2,126	(2,188)	(95,247)	68,132

	Share capital	Share premium	Reserve for share-based payment	Warrants	Currency translation adjustments	Accumulated deficit	Total equity
For the six-month period ended June 30, 2024:
Balance as of December 31, 2023	$367	140,344	4,360	—	(2,188)	(101,302)	41,581
Net profit and total comprehensive income for the period	—	—	—	—	—	711	711
Exercise of share options	—	318	(299)	—	—	—	19
Cost of share-based payment	—	—	669	—	—	—	669
Balance as of June 30, 2024	$367	140,662	4,730	—	(2,188)	(100,591)	42,980

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

4

BRAINSWAY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	For the six months ended June 30,
	2025	2024
Cash flows from operating activities:
Net profit for the period	$3,134	$711
Adjustments to reconcile net profit to net cash used in operating activities:
Adjustments to profit or loss items: Depreciation and amortization	371	120
Depreciation of leased systems	411	495
Impairment and disposal of inventory and system components	168	642
Finance income, net	(2,207)	(307)
Cost of share-based payment	552	669
Income taxes	227	275
Total adjustments to reconcile profit	(478)	1,894
Changes in asset and liability items:
Decrease (increase) in inventory	425	(107)
Decrease (increase) in trade receivables	827	(120)
Decrease in other current assets	264	31
Increase (decrease) in trade payables	(1,690)	880
Decrease in other accounts payable	(838)	(530)
Increase in deferred revenues	14,691	1,203
Total changes in asset and liability	13,679	1,357
Cash (paid) received during the year for:
Interest paid	(54)	(23)
Interest received	1,748	1,581
Income taxes paid	(636)	(994)
Total cash received during the year	1,058	564
Net cash provided by operating activities	17,393	4,526
Cash flows from investing activities:
Purchase of property and equipment and system components, net	(2,209)	(1,571)
Withdrawal of restricted cash	20	—
Proceeds from lease assets	—	40
Purchase of financial assets measured at fair value	(5,000)	—
Proceeds from short-term bank deposits	—	35,000
Investment in short-term bank deposits	(10,000)	—
Withdrawal of (investment in) long-term deposits, net	(636)	19
Net cash provided by (used in) investing activities	(17,825)	33,488
Cash flows from financing activities:
Proceeds from government grants	—	—
Repayment of liability in respect of research and development grants	(641)	(532)
Repayment of lease liabilities	(378)	(111)
Issuance of share capital, net	—	—
Exercise of share options	—	19
Net cash used in financing activities	(1,019)	(624)
Exchange rate differences on balance of cash and cash equivalents	18	(46)
Increase in cash and cash equivalents	1,433	37,344
Cash and cash equivalents at the beginning of the year	69,345	10,520
Cash and cash equivalents at the end of the year	$67,912	$47,864
(a) Significant non-cash transactions:
Right-of-use assets recognized with corresponding lease liability	$197	$181
Change in prepaid expenses recognized with corresponding liability	$1,487	$—

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

5

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL

a.	A general description of the Company and its activity:

BrainsWay Ltd. (the “Company”) is a leader in advanced non-invasive neurostimulation treatments for mental health disorders. The Company is advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. The Company has obtained from the U.S. Food and Drug Administration (FDA) three cleared indications backed by pivotal studies demonstrating clinically proven efficacy. Current indications include MDD (Major Depressive Disorder), obsessive-compulsive disorder (OCD), and smoking addiction.

The Company received its first commercial Deep TMS product clearance from the FDA in 2013, for the treatment of MDD in adult patients who have failed to achieve satisfactory improvement from anti-depressant medication. In April 2021, the Company received FDA clearance for a shorter innovative MDD treatment and in August 2021, the Company received an additional clearance from the FDA for expansion of the existing MDD clearance to include the non-invasive treatment of anxiety symptoms. In 2022, the Company extended its FDA clearance for MDD (including anxious depression) to our H7 Coil, also via the 510(k) process. In May 2024, the FDA cleared an expansion of the Company’s MDD clearance allowing for the treatment of patients with late life depression. The expanded clearance covers MDD patients ages 22 to 86, changing the previous upper age limit of 68.

The Company received de novo clearance from the FDA in August 2018 for use of its Deep TMS as an adjunct therapy for adult patients suffering from OCD, and a clearance from the FDA in August 2020 for use of its Deep TMS system as an aid in short-term smoking cessation in adults.

The Company and its wholly owned subsidiaries, BrainsWay, Inc. (“Inc”), Brain R&D Services Ltd. (“Brain R&D”), BrainsWay USA Inc (“USA Inc”) and Tikva LLC (“Tikva”), (collectively the “Group”) derive revenues from the sale and lease of its systems and from related services.

b.	Tikva LLC, a wholly owned subsidiary of Brainsway Inc., formed in Delaware in 2025 in order to facilitate certain strategic investments in the U.S.

c.	The Company has a net profit of $3,134 for the six months ended June 30, 2025. The company’s management and board of directors believe that the Company has sufficient funding to finance its business activity according to its plans in the foreseeable future.

d.	These unaudited consolidated interim financial statements have been prepared in a condensed format as of June 30, 2025, and for the periods of six months then ended (the “interim consolidated financial statements”). The interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements as of December 31, 2024, and for the year then ended and accompanying notes (“annual consolidated financial statements”).

e.	U.S. President Trump’s tariff plan:

In April 2025, the Trump Administration announced a government plan which imposes reciprocal tariffs on the import of goods from numerous countries into the U.S. The overall tariff on the import of goods from Israel to the U.S. is 17%. The tariff applies solely to the import of goods and not to the import of services. While the Company does not believe that its first half 2025 financial results were materially affected by these developments, economic uncertainty may have an impact on the Company’s market and sales in the USA. If substantial tariffs remain in place, the Company may begin to see a reduction in US sales and in US revenues. Although the impact of the tariffs is difficult to predict with any certainty, the Company is actively evaluating its options and potential steps that may mitigate the impact of such trade-related circumstances and the impact of trade policy changes on future results remains uncertain.

NOTE 2: ACCOUNTING POLICIES

Basis of presentation of the financial statements:

These condensed consolidated unaudited interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. They do not include all of the information required for annual Financial Statements and should be read in conjunction with the consolidated Financial Statements of the Company as at and for the year ended December 31, 2024 (hereafter – the “annual Financial Statements”). These condensed consolidated unaudited interim Financial Statements were approved by the Board of Directors on September 29, 2025.

The accounting policies applied in the preparation of these condensed consolidated unaudited interim Financial Statements are consistent with those followed in the preparation of the annual consolidated financial statements.

NOTE 3: SYSTEM COMPONENTS AND LEASED SYSTEMS, NET

During the six-month periods ended June 30, 2025 and 2024, the Company acquired system components totaling $2,100 and $1,175, respectively, and transferred system components to leased systems in the carrying amounts of $1,166 and $1,662, respectively.

6

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4: FINANCIAL INSTRUMENTS

Financial instruments measured at fair value:

	Balance at June 30,			Balance at December 31,
	2025			2024
	Level 1	Level 3	Total	Level 3	Total
Fair value through profit and loss:
Assets
Derivative financial instruments (a)	$1,408	$—	$1,408	$—	$—

Liabilities
Warrants (c)	—	—	—	(2,429)	(2,429)

Fair value through other comprehensive income:
Assets
Non-listed equity investments (b)	—	5,000	5,000	—	—

Total current financial assets	$949	$—	$949	$—	$—
Total non-current financial assets	$459	$5,000	$5,459	$—	$—

Total non-current financial liabilities	$—	$—	$—	$2,429	$2,429

During the six-month period ending June 30, 2025, there were no material changes in the Company’s risk management policies. However, the Company recorded the following notable financial instrument activities:

a.	Derivative financial instruments

The Company has entered several foreign currency forward contracts to protect against changes in the value of forecasted cash flow relating to salaries and related payments, service providers, and office rent expenses denominated in NIS. These contracts are designated as derivative financial instruments measured at fair value through profit or loss, in accordance with IFRS 9.

During the six months periods ended June 30, 2025, and 2024, the Company recognized a gain of $1,443, and a loss of $69, respectively on the financial investments denominated in New Israeli Shekels (NIS), due to the appreciation of ILS relative to the U.S. Dollar. The gain was recorded in profit or loss, consistent with the instrument's classification under IFRS 9.

b.	Investment in Stella Ltd.

On June 4, 2025, the Company entered into a strategic equity financing agreement with Stella MSO, LLC (“Stella”)., a private, unlisted company providing services to mental health clinics. Under the terms of the definitive agreement, BrainsWay invested $5,000 in Stella, in exchange for an approximately 5% minority stake holding in the company in the form of a preferred, annually compounding security. The agreement also provides for a redemption mechanism relating to the shares. This investment is classified as a financial asset under IFRS 9, measured at fair value through OCI.

As of June 30, 2025, the investment was carried at its initial cost of $5,000 which approximates fair value. This assessment was based on the short period between the acquisition date and the reporting date, the absence of observable market prices, and no material changes in Stella’s financial condition or operations.

The Company will reassess the fair value of the investment at each future reporting period based on available financial and market data.

c.	Warrants Liability:

During the reporting period, the Company amended the terms of the warrant originally issued to Valor BrainsWay Holdings, LLC (“Valor”) on November 5, 2024 (the “Valor Warrant”), which included removal of the cashless exercise feature effective as of April 1, 2025. As a result of the amendment, the Valor Warrant was reclassified from financial liability to an equity instrument on that date.

The table below presents the movement in the warrant liability:

June 30, 2025

Balance as of January 1,	$2,429
Gain from remeasurement to fair value through profit or loss	(303)
Reclassified from a financial liability to an equity instrument	(2,126)
Balance as of June 30, 2025	$—

7

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: CONTINGENT LIABILITIES, COMMITMENTS AND CHARGES

During the six months ended June 30, 2025, the Company repaid approximately $600 in respect of refundable projects through royalties to the Israeli Government for participation grants in research and development. During this period, no additional grants were received from the government of Israel.

NOTE 6: EQUITY

a.	Composition of share capital:

	June 30, 2025		December 31, 2024
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 0.04 par value each	120,000,000	37,789,726	120,000,000	37,626,427

b.	Movement in share capital:

	Number of shares	NIS par value
Balance as of January 1, 2025	37,626,427	1,505,057
Vesting of RSU	148,761	5,950
Exercise of share options	14,538	582
Balance as of June 30, 2025	37,789,726	1,511,589

NOTE 7: SHARE BASED PAYMENT

a.	During the six months periods ended June 30, 2025 and 2024, the Company recorded expenses related to share-based payment plans to employees, directors and consultants of $552 and $669, respectively.

b.	The following table presents the changes in the number and weighted average exercise prices of share options, and the changes in the number of restricted shares:

	Options		Restricted shares	Total
	Number of options	Weighted average exercise price (*)	Number of Restricted shares	Number of share-based awards
Outstanding at January 1, 2025	2,626,113	$3.55	428,452	3,054,565
Granted	170,000	5.16	—	170,000
Exercised	(14,538)	4.50	(148,761)	(163,299)
Expired	(69,462)	4.50	—	(69,462)
Forfeited	(46,250)	2.89	(16,650)	(62,900)
Outstanding at June 30, 2025	2,665,863	$2.40	263,041	2,928,904
Exercisable at June 30, 2025	1,577,480	$2.13	—	1,577,480

(*) The exercise price of all options is denominated in NIS and was translated to USD in the table above using the exchange rate as of June 30, 2025.

The weighted average fair value of the Company’s options granted for the six months ended June 30, 2025 was estimated at $2.38 using the following assumptions:

•	Expected volatility of 49%-50.7%

•	Risk-free interest rate of 4.2%-4.24%

8

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE INCOME

a.	Revenues:

1.	Revenues reported in the financial statements for each group of similar products and services:

	Six months ended June 30,
	2025	2024

Revenues from sale	$15,740	$8,342
Revenues from lease	5,868	9,096
Revenues from sale related service	2,042	1,409
Revenues from other service	518	253
Total revenue	$24,168	$19,100

2.	Revenues from major customers, each accounting for 10% or more of total revenues reported in the financial statements:

	Six months ended June 30,
	2025		2024

Customer A	31%		*	)
Customer B	*	)	23%

*) Less than 10%

Geographic information:

Revenues reported in the financial statements based on the location of the customers are as follows:

	Six months ended June 30,
	2025	%	2024	%
U.S.	$20,336	84	$15,150	79
Other	3,832	16	3,950	21
	$24,168	100	$19,100	100

b.	Cost of revenues:

	Six months ended June 30,
	2025	2024
Cost of revenues from sale	$4,399	$2,135
Cost of revenues from lease	1,034	2,040
Cost of revenues from sale related service	383	476
Cost of revenues from other service	243	100
	$6,059	$4,751

NOTE 9: EARNINGS PER SHARE

Number of shares and profit used in the computation of basic and diluted earnings per share:

	Six months ended June 30,
	2025		2024
	Weighted number of shares	Profit attributable to equity holders of the Company	Weighted number of shares	Profit attributable to equity holders of the Company
For the computation of basic earnings per share	37,705,678	$3,134	33,282,725	$711
Effect of potential dilutive ordinary shares	1,356,991	(303)	709,933	—

For the computation of diluted earnings per share	39,062,669	$2,831	33,992,658	$711

9

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

For transactions including change in warrant terms issued to related parties, see Note 4c.

NOTE 11: SUBSEQUENT EVENTS

1.	On August 18, 2025, the Company completed an initial strategic investment by means of a $5,000 convertible loan to, along with an option to acquire, Neurolief Ltd. (“Neurolief”), developer of a non-invasive, multi-channel brain neuromodulation platform that is designed for use at home. The agreement provides for potential additional milestone-based funding to Neurolief, including a second tranche of up to a $6,000 convertible loan upon FDA approval of Neurolief’s Proliv Rx system for MDD treatment, and a third tranche consisting of up to a $5,000 equity investment upon Neurolief achieving an agreed-upon revenue milestone. BrainsWay has also been granted a “call option” to acquire all outstanding equity interests in Neurolief during clearly defined exercise windows, at a price based on the greater of a specified enterprise value or a revenue multiple, with the values varying depending on timing of exercise.

2.	On August 19, 2025, the Company entered into a strategic equity financing agreement with Axis Management Company, Inc. (“Axis Integrated Mental Health”), a management services organization that supports several mental health clinics in Colorado. Under the terms of the agreement, the Company will invest an initial amount of $2,300 in return for approximately 30% of Axis, in the form of series A preferred stock. The agreement also provides for a potential additional milestone-based investment of up to $1,000, in exchange for an additional approximately 11% equity interest in Axis. In addition, the agreement includes a redemption mechanism relating to the shares.

10

Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Operating and Financial Review and Prospects provides information that we believe to be relevant to an assessment and understanding of our results of operations, financial condition and prospects for the periods described and as of the date of this Operating and Financial Review and Prospects. This discussion should be read in conjunction with our unaudited condensed consolidated interim financial statements and the notes to the financial statements, which are included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission, or SEC, on April 22, 2025, or the 2024 Annual Report, including the consolidated annual financial statements as of, and for the year ended, December 31, 2024, and the accompanying notes included therein, including the information under “Item 5. Operating and Financial Review and Prospects” in the 2024 Annual Report.

Unless the context otherwise requires, all references to “BrainsWay,” “we,” “us,” “our,” the “Company” and similar designations refer to BrainsWay Ltd., a limited liability company incorporated under the laws of the State of Israel, and its consolidated subsidiaries. The term “including” means “including but not limited to”, whether or not explicitly so stated. consolidated subsidiaries, unless the context otherwise requires.

Financial and Other Information

The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$”, “$” or “USD” refer to U.S. dollars, the lawful currency of the United States of America. Our functional and presentation currency is the U.S. dollar. Unless otherwise indicated, U.S. dollar amounts herein (other than amounts originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of June 30, 2025 ($1 = NIS 3.372). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. Foreign currency transactions in currencies other than U.S. dollars are translated herein into U.S. dollars using exchange rates in effect at the date of the transactions.

Cautionary Note Regarding Forward Looking Statements

This Operating and Financial Review and Prospects contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of BrainsWay. Forward-looking statements can be identified based on our use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words, or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements.

We believe that our forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We describe and/or refer to many of these risks in greater detail in Item 3.D. under the heading “Risk Factors” in our 2024 Annual Report.

1

All forward-looking statements contained in this Operating and Financial Review and Prospects speak only as of the date of this document and are expressly qualified in their entirety as described herein and by the cautionary statements contained within the “Risk Factors” section of the 2024 Annual Report. We do not undertake to update or revise forward-looking statements to reflect events or circumstances that arise after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. In evaluating forward-looking statements, you should consider these risks and uncertainties and not place undue reliance on our forward-looking statements.

Company Overview

General

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. We are boldly advancing neuroscience with our proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. We are dedicated to leading through superior science and building on what we believe to be an unparalleled body of clinical evidence. We are the first and only TMS company to be cleared by the FDA for three separate mental health condition indications based on clinically proven efficacy as demonstrated in pivotal randomized placebo-controlled studies. Current indications include major depressive disorder (MDD), including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression, obsessive-compulsive disorder (OCD), and smoking addiction. We have also received CE Mark for a variety of psychiatric and neurological indications. We are focused on increasing global awareness of, and broad access to, Deep TMS. Deep TMS uses magnetic pulses to stimulate neurons and consequently modulates the physiological activity of the brain. Our technology can either increase brain activity in neuronal networks which are hypoactive, or alternatively decrease brain activity in neuronal networks which are hypoactive. Our proprietary electromagnetic coils, which we refer to as H-Coils, are designed to safely stimulate deep and broad brain regions, which we believe provides an advantage over other available TMS products, which we refer to collectively as Traditional TMS, that generally use a “figure 8” design. In the United States, we sell our Deep TMS system for the treatment of MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD and smoking addictions. We believe that our Deep TMS technology has the potential to be safe and effective for the treatment of a wide range of additional psychiatric, neurological, and addiction disorders. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway or planned.

Our first commercial H1 Coil Deep TMS product received clearance from the FDA in 2013 for the treatment of MDD in adult patients who have failed to achieve satisfactory improvement from anti-depressant medication in the current episode. Our Deep TMS system for MDD is currently marketed to and installed at psychiatrists’ offices and other facilities principally in the United States and in certain other countries throughout the world. In addition, our second Deep TMS commercial product received FDA marketing authorization in August 2018 as an adjunct therapy for adult patients suffering from OCD, and we currently market this product to the same general clientele as our MDD systems. Furthermore, our third Deep TMS commercial product received FDA marketing authorization in August 2020 as a short-term therapy for smoking addiction. Moreover, in August 2021, we received 510(k) clearance from the FDA for our Deep TMS for its use for the reduction of comorbid anxiety symptoms in adult patients with depression. In August 2022, we received 510(k) clearance from the FDA for the use of our H7 Coil to treat MDD (including anxious depression). In 2024, we received FDA clearance for an expansion of our existing MDD clearance allowing for the treatment of patients within the 69-86 age range suffering from late life depression. Our sales and marketing efforts are currently focused in the United States, where we generated approximately 84% of our revenues in the six months ended June 30, 2025.

We believe that Deep TMS represents a platform technology that provides for an opportunity to develop additional Deep TMS products for a variety of psychiatric, neurological, and addiction disorders. We are planning clinical trials for other indications, including neurological and/or addiction disorders.

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Our current customers are principally doctors, hospitals, and medical centers in the field of psychiatry. Treatment with Deep TMS is typically performed as an office- based procedure using our Deep TMS system, which consists of our proprietary H-Coil helmet, as well as several other components, including a stimulator, cooling system, positioning arm and an operator interface. A course of treatment for MDD typically requires 20 treatment sessions (five times a week over a period of four weeks) and thereafter up to 24 additional maintenance-continuation sessions (twice weekly over a period of up to 12 weeks). The standard Deep TMS treatment protocol for OCD requires 29 treatment sessions over six weeks. A course of treatment for smoking addiction typically requires 18 treatment sessions, comprised of treatment five times a week over a period of three weeks, followed by treatment once per week for an additional three weeks. Each standard MDD, OCD or smoking addiction session lasts 20 minutes, 19 minutes, and 18 minutes, respectively. For Deep TMS for MDD, the FDA has also cleared a 3 minute “Theta Burst” treatment protocol. Patients may experience some discomfort during treatment and must use earplugs to reduce exposure to the loud sounds produced by the device. The treatment requires no anesthesia, hospitalization or sedation and no systemic side effects are associated with this therapy.

In the United States, we sell or lease Deep TMS systems by one of the following two methods: (i) a fixed-fee lease model in which the Deep TMS system is leased to a customer for a fixed annual fee, generally with a term of between 48 and 60 months, for unlimited use; and (ii) a sales or purchase model in which the Deep TMS system is sold to the customer for a fixed purchase price. Additional potential revenues may be derived from extended warranty fees paid for the system for service coverage beyond the standard included warranty period, and from variable or usage fees based on the number of treatments performed with the system. We are also able to leverage our platform technology, which includes the ability to treat multiple indications using different H-Coil helmets, to facilitate transactions utilizing combined pricing models often involving a single system with one or more add-on helmets. These flexible offerings are designed to facilitate market penetration by addressing the differing clinical needs and risk tolerance among our customer base. We commercialize Deep TMS for OCD based generally on either the sale model, or as part of a fixed-fee lease model together with our MDD system. Following our receipt of FDA clearance for smoking addiction, we completed controlled and limited market releases of our system for this indication, and are currently in the process of a clinical data collection effort to facilitate a long term commercial plan for this product.

As of June 30, 2025, we had an installed base of approximately 1,522 Deep TMS systems, whereby 636 systems were leased from us, and an additional 886 systems were sold by us prior to June 30, 2025. Our installed base increased by 169 systems during the six months ended June 30, 2025. In addition, as of June 30, 2025, we had shipped 828 H7 Coils as additional coils attached to certain of our new and existing systems following our receipt in August 2018 of marketing approval from the FDA for our OCD system.

For the six months ended June 30, 2025, our revenues were $24.2 million compared to $19.1 million for the six months ended June 30, 2024, representing an increase of 27%. Our net income for the six months ended June 30, 2025 was $3.1 million, compared to $0.7 million for the six months ended June 30, 2024, representing an increase of 341%. As of June 30, 2025, we had an accumulated deficit of $95.2 million. Our primary sources of capital to date have been from public offerings in Israel and in the United States, and private placements of our securities, grants from the Israel Innovation Authority (IIA), borrowings under our credit facilities, the lease and sale and commercialization of our products and services.

We expect our research, development, and clinical trials expenses to increase in connection with our ongoing activities, particularly as we continue to develop next generation technology (including in the areas of multichannel and rotational field TMS), rollout additional features on our current platform (including beta testing of additional remote capabilities), pursue future confirmatory trials and data collection efforts for existing indications, and seek FDA clearance for new indications such as fatigue in MS, addictions (including alcohol, cocaine and/or opioid addiction), pain and other potential psychiatric and neurological indications. On November 5, 2024 we consummated a private placement of 2,103,745 ADSs and warrants to purchase 1,500,000 ADSs to Valor, for aggregate immediate gross proceeds of approximately $20 million. We believe that our existing cash resources will be sufficient to enable us to fund our operating expenses and capital expenditure requirements in the foreseeable future.

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Recent Developments

Investment in Stella MSO, LLC

On June 4, 2025, we announced that we entered into a strategic equity financing agreement with Stella MSO, LLC (“Stella”), a management services organization servicing more than 20 mental health clinics across the U.S. and Israel that have treated over 30,000 patients to date. Under the terms of the definitive agreement, we invested $5 million in Stella, and received a minority position in the company in the form of a preferred, annually compounding security. The agreement also provides for a redemption mechanism relating to the shares.

Acquisition of Minority Stake in Axis Integrated Mental Health

On August 19, 2025, we entered into a strategic equity financing agreement with Axis Management Company, Inc. (“Axis”), a management services organization servicing several mental health clinics in Colorado. Under the terms of the agreement, we initially invested $2.3 million, and may invest an additional potential $1 million milestone-based investment, for a minority position in Axis in the form of a preferred, annually compounding security. The agreement also provides for a redemption mechanism relating to the shares.

Investment in Neurolief Ltd.

On August 18, 2025, we entered into an initial strategic investment by means of a $5 million convertible loan to, along with an option to acquire, Neurolief Ltd. (“Neurolief”), developer of the world’s first wearable, non-invasive, multi-channel brain neuromodulation platform that is designed for use at home. Beyond the initial $5 million convertible loan, the agreement provides for potential additional milestone-based funding to Neurolief, including a second tranche of up to a $6 million convertible loan upon FDA approval of Neurolief’s Proliv Rx system for MDD treatment, and a third tranche consisting of up to a $5 million equity investment upon Neurolief achieving an agreed-upon revenue milestone. We were also granted a “call option” to acquire all outstanding equity interests in Neurolief during clearly defined exercise windows, at a price based on the greater of a specified enterprise value or a revenue multiple, with the values varying depending on timing of exercise.

Components of Our Results of Operations

Revenues

We derive our revenues from the lease and sale of our Deep TMS systems. We offer the following main pricing models:

●	Sale Model: The Deep TMS system is sold to the customer for a fixed purchase price.

●	Fixed-fee Lease Model: The customer leases the Deep TMS system and pays a fixed annual or monthly fee for the term of the lease (generally between 48 and 60 months).

Additional revenues may be generated from certain customers in certain territories who are or may potentially be under a Pay Per Use model, whereby the customer pays a fixed fee per every patient session during which the system is used. Further potential revenues may be derived from extended warranty fees paid for the system for service coverage beyond the standard included warranty period, which is generally for one year, and from variable or usage fees based on the number of treatments performed with the system.

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We are also able to leverage our platform technology, which includes the ability to treat multiple indications using different H-Coil helmets, to facilitate transactions utilizing combined pricing models often involving a single system with one or more add-on helmets.

Our revenues from the operating leases of our Deep TMS systems are recognized on a straight-line method over the term of the lease. Usage based fees, if applicable, are recognized as revenue when we are entitled to receive such revenue. Our revenues from sales are recognized when control of the system is transferred to the customer, generally upon delivery of the system.

Cost of revenues and gross margin

Our cost of revenues includes a significant component for the Deep TMS systems that we sell under our sales model. The cost of revenues for systems that we sell primarily consists of the costs of raw materials, including components purchased from our third-party contract manufacturers, and manufacturing and assembly of the components that we perform ourselves. The entire cost of the Deep TMS system is recognized upon such sales. While we have previously used a third-party stimulator for our Deep TMS systems, we developed and have received FDA clearance for our own proprietary stimulator for MDD (in May 2018), OCD (in March 2019), and smoking addiction (in April 2021).

In the case of our other models, including our fixed-fee lease model, where we maintain ownership of the Deep TMS systems and place our systems at sites for use by our customers, rather than selling them outright. Cost of revenue for these models includes a significant component of depreciation of the Deep TMS systems. We expect to continue to own our Deep TMS systems that have been placed under these models for the foreseeable future, which allows us to maintain our relatively low cost of revenues for those systems.

The cost of revenues for systems that we lease or sell also includes costs related to personnel, royalties to U.S. Public Health Service, or PHS, and Yeda Research and Development Company Ltd., or Yeda, the technology transfer arm of the Weizmann Institute of Science, shipping, and our operations department. We expect our cost of revenues to increase in absolute dollars to the extent our revenues increase.

Research and development expenses

Research and development expenses consist primarily of personnel expenses, including salaries and related benefits and share-based compensation for employees, laboratory materials, regulatory costs, patents, facility costs, and travel expenses, as well as expenses associated with outsourced professional scientific development services, and the costs of multi-center and other clinical trials.

We expect to continue to incur research and development expenses for the foreseeable future as we advance the development of our Deep TMS technology for various neurological and/or addiction disorders, as well as for various hardware and software development projects related to the Deep TMS system.

Selling and marketing expenses

Selling and marketing expenses consist of marketing and commercial activities related to the sale and lease of our Deep TMS systems, as well as personnel expenses, including salaries and related benefits, sales commissions and share-based compensation for employees, collection fees and facility costs. Other significant sales and marketing costs include conferences, trade shows, and promotional and marketing activities, including direct and online marketing, SEO, earned media, practice support programs, media campaigns and travel expenses.

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While we anticipate relative stability in current headcount levels for our existing commercial organization, we plan on investing additional resources including certain added roles to align with our strategic and growth initiatives.

General and administrative expenses

General and administrative expenses consist primarily of personnel expenses, including salaries and related benefits, share-based compensation, and travel expenses for employees in executive, finance, information technology, legal, and human resource functions. General and administrative expenses also include the cost of insurance, allowance for doubtful accounts, professional services, including legal and accounting fees, as well as administrative costs, including corporate facility costs.

General and administrative costs also include, but are not limited to, accounting, legal, human resources, consulting, investor relations, listing fees on The Nasdaq Global Market, costs associated with reporting and compliance in the United States, as well as director and officer insurance premiums, as a result of becoming a public company in the United States. We anticipate that our general and administrative expenses will decrease as we realign our corporate activities.

Finance income

Our finance income consists primarily of interest earned on our bank deposits, foreign currency hedging transactions, and remeasurement of warrants.

Finance expenses

Our finance expenses consist primarily of financing costs related to our outstanding liability to the IIA on account of grants received for financing our research and development activity, as well as expenses related to bank charges and foreign currency exchange transactions.

Income Taxes Expense

Our income taxes expense is derived primarily from income generated from the sales and lease of our Deep TMS systems from our U.S. subsidiary.

Critical Accounting Policies and Estimates

The preparation of unaudited condensed consolidated interim financial statements, in conformity with IFRS, requires companies to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty, and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our financial statements included in the 2024 Annual Report and in Note 2 to our unaudited condensed consolidated interim financial statements included as Exhibit 99.1 to this Report. Critical accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and are particularly important to the portrayal of our financial position and results of operations.

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Variability of Quarterly Operating Results

Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales vs. lease mix of our products and the mix of the various components of the products, sale prices, and production costs, as well as changes in the scope and composition of our expenses. Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (e.g., lease payments) and adjusting expenses in the event revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

Operating Results

	For the six months ended June 30,
	2025	2024
	Unaudited (U.S. dollars in thousands except per share data)
Revenues	$24,168	$19,100
Cost of revenues	6,059	4,751
Gross profit	18,109	14,349
Research and development expenses	4,676	3,337
Selling and marketing expenses	9,102	7,623
General and administrative expenses	3,177	2,710
Total operating expenses	16,955	13,670
Operating profit	1,154	679
Finance income	3,414	1,115
Finance expense	1,207	808
Profit before income taxes	3,361	986
Income taxes	227	275
Net profit and total comprehensive income	$3,134	$711
Basic net earnings per share	$0.08	$0.02
Diluted net earnings per share	$0.07	$0.02

Six Months Ended June 30, 2025 compared to Six Months Ended June 30, 2024

Revenues

Our total revenues were $24.2 million for the six months ended June 30, 2025, compared to $19.1 million for the six months ended June 30, 2024. The increase in revenues of $5.1 million, or 27%, is primarily attributed to an increase in leases and sales of our Deep TMS systems to customers. Revenues from sales and leases were 64% and 24%, respectively, of the revenues for the six months ended June 30, 2025, compared to 42% and 48%, respectively, of the revenues for the six months ended June 30, 2024.

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Cost of revenues and gross margin

Our cost of revenues was $6.1 million for the six months ended June 30, 2025, compared to $4.8 million for the six months ended June 30, 2024. The increase of $1.3 million, or 27% is primarily attributed to an increase in sales volumes. There has been no material change in our gross margin as a percentage of revenue for the last three years.

Research and development expenses

Our research and development expenses were $4.7 million for the six months ended June 30, 2025, compared to $3.4 million for the six months ended June 30, 2024. The increase of $1.4 million, or 42%, is primarily attributed to an increase in headcount and in investments in clinical trial and post-marketing studies.

Selling and marketing expenses

Our selling and marketing expenses were $9.1 million for the six months ended June 30, 2025, compared to $7.6 million for the six months ended June 30, 2024. The increase of $1.5 million, or 20%, is primarily attributed to an increase in head count of the commercial team in the United States, as well as an increase in collection and selling fees in connection with increased sales.

General and administrative expenses

Our general and administrative expenses were $3.2 million for the six months ended June 30, 2025, compared to $2.7 million for the six months ended June 30, 2024. The increase of $0.5 million, or 19%, is primarily attributed to expenditure towards our new business development strategic initiative activities.

Finance income, net

Our finance income, net, was $2.2 million for the six months ended June 30, 2025, compared to finance income, net of $0.3 million for the six months ended June 30, 2024. The increase of $1.9 million is primarily attributed to higher returns on investments due to favorable exchange rate movements and effective currency hedging strategies, along with improved interest income from cash and short-term investments and remeasurement of warrants.

For information on the impact of currency fluctuations on our company, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” of our 2024 Annual Report.

For more information regarding governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company’s operations in Israel, please see also “Item 3D. Risk Factors—Risks Related to Our Functions in Israel” of our 2024 Annual Report.

Liquidity and Capital Resources

As of June 30, 2025, we had cash, cash equivalents, restricted cash and short-term deposits of $78.3 million and an accumulated deficit of $95.2 million, compared to cash, cash equivalents, restricted cash and short-term deposits of $69.6 million, and an accumulated deficit of $98.4 million as of December 31, 2024. We incurred positive cash flows from operating activities of $17.4 million and $4.5 million for the six months ended June 30, 2025 and 2024, respectively. We incurred operating losses from our inception through the year ended December 31, 2023, and reached a net profit in the six months ended June 30, 2024 through the six months ended June 30, 2025, mainly due to an increase in sales. Our primary sources of capital to date have been from public offerings in the U.S. and Israel and private placements of our securities, grants from the IIA, and leases and sales of our Deep TMS systems. From inception through June 30, 2025, we raised approximately $149 million from placements of our securities and the exercise of options.

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Our primary contractual obligations consist of liabilities in respect of research and development grants received from the IIA, royalties in respect of license agreements for the use of some of our intellectual property with Yeda and PHS, as well as lease liabilities in respect of corporate facilities and vehicles. For information about our contractual obligations, see Notes 11 and 12 to our financial statements included in our 2024 Annual Report.

In November 2024, we raised approximately $20 million in immediate proceeds from a private placement of 2,103,745 ADSs and warrants to purchase 1,500,000 ADSs to Valor (as discussed below, please see “Outstanding Warrants”). In June 2025, we invested $5 million toward the aforementioned strategic equity financing agreement with Stella. Based on our current business plan, we believe that our cash resources as of June 30, 2025 and the anticipated revenues from sales of our products will be sufficient to fund our operating expenses and capital expenditure requirements in the foreseeable future, including the subsequent investments made toward our business development strategic initiative transactions with Axis and Neurolief.

Cash Flows

The table below summarizes our cash flow activities for the indicated periods:

	Six Months Ended June 30,
	2025	2024
	(in U.S. dollars thousands)
Net cash provided by operating activities	17,393	4,526
Net cash provided by (used in) investing activities	(17,825)	33,488
Net cash used in financing activities	(1,019)	(624)
Exchange rate differences on cash and cash equivalents	18	(46)
Increase (decrease) in cash and cash equivalents	(1,433)	37,344

Operating Activities

Net cash provided by operating activities was $17.4 million during the six months ended June 30, 2025, compared to $4.5 million provided by operating activities during the six months ended June 30, 2024. The increase of $12.9 million is primarily attributed to deferred revenue receipts from customers and an increase in net profit in 2025 compared to 2024.

Investing Activities

Net cash used in investing activities was $17.8 million during the six months ended June 30, 2025, compared to $33.5 million provided by investing activities during the six months ended June 30, 2024. The increase in cash used in investing activities is mainly due to the transfer during the six months ended June 30, 2024 of $35 million that was held in bank deposits for a duration of over three months to bank deposits for a duration of less than three months and the deposit of $10.0 million in bank deposits for a duration of over three months during the six months ended June 30, 2025. This resulted in a change in the way these amounts are classified from “short term deposits” to “cash and cash equivalents”.

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Financing Activities

Net cash used in financing activities was $1.0 million during the six months ended June 30, 2025, compared to $0.6 million used in financing activities during the six months ended June 30, 2024. The increase in net cash used in financing activities is primarily attributed to an increase in lease liability repayments in 2025.

Government Grants

During the six months ended June 30, 2025, we did not receive any additional grants from the Israeli government, while we repaid approximately $0.6 million in respect of refundable projects through royalties. For a discussion of our existing government grants related to our research and development efforts, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Government Grants” in our 2024 Annual Report.

Outstanding Warrants

In connection with the private placement to Valor BrainsWay Holdings, LLC (“Valor”), consummated on November 5, 2024, we issued Valor a warrant to purchase 1,500,000 ADSs (the “Valor Warrant”), at an exercise price of $9.50686 per ADS , or the Valor Warrant Exercise Price. The Valor Warrant became exercisable upon issuance thereof at the closing of the Valor investment and will remain exercisable for 18 months after the initial issuance date, or the Exercise Period. Under the Valor Warrant, if at any time during the Exercise Period, the ADS closing price of any thirty (30) consecutive trading day period exceeds the Valor Warrant Exercise Price by 40% or more, Valor shall be required to fully exercise the Valor Warrant within five (5) trading days. During the six months ended June 30, 2025, we entered into an amendment to the Valor Warrant which, among other amendments, removed the cashless exercise feature from the Valor Warrant, resulting in a reclassification of the Valor Warrant from liability (as of December 31, 2024) to equity (as of June 30, 2025).

Research and Development, Patents, and Licenses

No significant changes with respect to our research and development efforts occurred during the six months ended June 30, 2025. For descriptions of our research and development, patent and licenses, please see “Item 5. Operating and Financial Review and Prospects— C. Research and Development, Patents, and Licenses” in our 2024 Annual Report

Trend Information

No significant changes with respect to trends occurred during the six months ended June 30, 2025. For descriptions of our trend information, please see “Item 5. Operating and Financial Review and Prospects— D. Trend Information” in our 2024 Annual Report.

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